SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

                [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        1st SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN and TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             1st SOURCE CORPORATION
                             EMPLOYEES' PROFIT SHARING AND TRUST

                            By the Plan Administrator
                             1st Source Corporation


                             /s/John B. Griffith
                             -------------------
                             John B. Griffith,
                             Senior Vice President


Date:  June 28, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

1st Source Corporation Employees' Profit Sharing Plan and Trust
December 31, 2005 and 2004, and the Year Ended December 31, 2005

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004,
                      and the Year Ended December 31, 2005





                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................10

             Report of Independent Registered Public Accounting Firm

The Human Resources Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP

Chicago, Illinois
June 1, 2006

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                   December 31
                                             2005               2004
                                          ----------------------------------

Assets
Cash and cash equivalents                 $    483,284          $ 971,090

Investments at fair value:
Mutual funds                                52,317,771         47,179,412
1st Source Corporation common stock         32,624,710         34,319,512
1st Source Bank common trust fund            4,921,819          3,799,312
Participant notes receivable                   700,986            835,884
                                          ----------------------------------
Total investments                           90,565,286         86,134,120

Employer contributions receivable            3,146,464          2,969,537
Accrued investment income                        9,086                676
                                          ----------------------------------
Net assets available for benefits         $ 94,204,120      $ 90,075,423
                                          ==================================

See accompanying notes.

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2005



Additions
  Investment income:
    Interest                                            $    78,192
    Dividends                                             1,824,553
                                                        -----------
                                                          1,902,745
  Contributions:
    Employer                                              3,162,434
    Employees                                             3,984,534
                                                        -----------
                                                          7,146,968

  Net realized and unrealized appreciation
    in fair value of investments                            183,418
                                                        -----------
Total additions                                           9,233,131

Deductions
  Benefits paid to participants                           5,104,434
                                                        -----------
Total deductions                                          5,104,434
                                                        -----------

Net increase in net assets available for benefits         4,128,697

Net assets available for benefits:
  Beginning of year                                      90,075,423
                                                        -----------
  End of year                                           $94,204,120
                                                        ===========

See accompanying notes.

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2005




1. DESCRIPTION OF THE PLAN

GENERAL

The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the Plan) is a defined-contribution plan covering substantially all employees of 1st Source Corporation (1st Source) and its subsidiaries, with the exception of Trustcorp Mortgage Company, who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS AND VESTING

Effective July 1, 2002 participants are permitted to designate up to 25% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date participants were permitted to designate up to 15%). In addition, participants age 50 or older may elect to defer up to an additional $4,000 (in 2005) and $3,000 (in 2004) (called "catch-up contributions") to the Plan. Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions 100% for the first 4% of compensation that is deferred and 50% of any additional contributions up to 6% of compensation that is deferred. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested directly in the 1st Source Stock Fund.

In addition, 1st Source makes an annual, mandatory contribution to the Plan based on 2% of participants' eligible annual compensation. This contribution is made to the Profit Sharing Mandatory Account of the Plan. The Profit Sharing Mandatory Account is invested in a diversified portfolio of investments as directed by 1st Source.

In addition, the Board of Directors of 1st Source may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit-sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. There was no discretionary match for 2005.

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Notes to Financial Statements (continued)





1. DESCRIPTION OF THE PLAN (CONTINUED)

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both the match of the employee salary reduction contributions, the discretionary profit-sharing contribution, and the mandatory 2% contribution, is based on years of credited service. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may exceed five years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2005 and 2004, $2,923,382 and $1,897,793, respectively, of the net assets available for benefits at the end of the year have been allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of the reported sales prices for the last five business days of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid-and-ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the Plan year. Loans to participants and short-term temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Notes to Financial Statements (continued)

3. INVESTMENTS

During 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value by $183,418, including net realized losses of $339,845, as follows:

                                                          2005 Net
                                                        Appreciation
                                                       (Depreciation)
                                                    in Fair Value During
                                                         the Year
                                                  ----------------------
1st Source Corporation common stock                 $     (1,162,607)
Mutual funds                                               1,629,609
1st Source Bank common trust funds                          (283,584)
                                                  ----------------------
                                                    $        183,418
                                                  ======================

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                          2005           2004
                                                       -------------------------

1st Source Corporation common stock                    $32,624,710   $34,319,512
1st Source Monogram Income Fund                         13,177,843    13,024,204
1st Source Monogram Diversified Equity Fund              9,501,622     8,399,933
1st Source Monogram Income Equity Fund                  13,937,503    11,415,005
1st Source Monogram Special Equity Fund                                5,304,207
Morgan Stanley Institutional International Equity Fund 8,161,243 6,817,552 1st Source Bank Employee Benefit Guaranteed
   Income Fund                                           4,921,819     3,799,312

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Notes to Financial Statements (continued)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                                            December 31
                                                       2005             2004
                                                    --------------------------
NET ASSETS
Cash and cash equivalents                           $ 2,018,378   $   (25,405)
1st Source Corporation common stock                  26,885,430    28,218,005
1st Source Corporation mutual funds                  16,604,982    16,649,206
1st Source Bank Employee Benefit Guaranteed
   Income Fund                                        2,441,202     2,017,759
                                                    --------------------------
TOTAL NET ASSETS                                    $47,949,992   $46,859,565
                                                    ==========================


                                                       Year Ended
                                                    December 31 2005
                                                    ------------------
CHANGES IN NET ASSETS
Contributions                                         $    3,192,390
Investment income                                          1,123,022
Net realized/unrealized depreciation                      (1,079,173)
Benefits paid to participants                             (2,145,812)
                                                    ------------------
TOTAL CHANGES IN NET ASSETS                           $    1,090,427
                                                    ==================

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Notes to Financial Statements (continued)

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held the following party-in-interest investments at fair value at December 31:

                                                         2005         2004
                                                    ----------------------------
1st Source Corporation common stock                 $32,624,710   $34,319,512
1st Source Monogram Income Fund                      13,177,843    13,024,204
1st Source Monogram Income Equity Fund               13,937,503    11,415,005
1st Source Monogram Diversified Equity Fund           9,501,622     8,399,933
1st Source Monogram Special Equity Fund               4,052,266     5,304,207
1st Source Bank Employee
    Benefit Guaranteed Income Fund                    4,921,819     6,817,552
1st Source Monogram Long/Short Fund                   1,098,241       518,947


All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              SUPPLEMENTAL SCHEDULE

                             1st Source Corporation
                    Employees' Profit Sharing Plan and Trust

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                           EIN: 35-1068133 Plan # 003

                                December 31, 2005


                 Identity of Issue
                 Borrower, Lessor,                    Description of
                  or Similar Party                      Investment                       Cost           Fair Value
----------------------------------------------------------------------------------------------------------------------

Common stock:
1st Source Corporation*                              1,277,897 shares                    $18,088,733     $ 32,624,710
                                                                                   -----------------------------------
                                                                                          18,088,733       32,624,710
Mutual funds:
American Century Short Term
  Govt Fund #23                                        254,968 units                       2,429,334        2,389,053
Morgan Stanley Institutional
International Equity Fund A                            401,241 units                       7,535,916        8,161,243
1st Source Monogram Long/Short
  Fund*                                                101,220 units                       1,082,649        1,098,241
1st Source Monogram Income Fund*                     1,351,574 units                      13,621,617       13,177,843
1st Source Monogram Income
  Equity Fund*                                       1,067,190 units                      12,444,177       13,937,503
1st Source Monogram Diversified
  Equity Fund*                                       1,256,828 units                       9,715,994        9,501,622
1st Source Monogram Special
  Equity Fund*                                         477,862 units                       4,512,551        4,052,266
                                                                                   -----------------------------------
                                                                                          51,342,238       52,317,771
Common trust funds:
1st Source Bank Employee Benefit
  Guaranteed Income Fund*                              191,653 units                       4,193,957        4,921,819
                                                                                   -----------------------------------
                                                                                           4,193,957        4,921,819
Loans to participants                                $700,986 principal
                                                     amount, interest rates
                                                     ranging 6.25% - 11.75%,
                                                     maturities through 2020                 700,986          700,986
                                                                                   -----------------------------------
                                                                                         $74,325,914     $ 90,565,286
                                                                                   ===================================

*Indicates party-in-interest to the Plan.